

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

May 18, 2005

Mail Stop 05-11

Mr. Gary Hokkanen, CFO
Azonic Corporation
765 15th Sideroad
King City, Ontario, Canada
L7B 1K5

Re: Form 8-K filed 5/12/05
        File No. 000-28315

Dear Mr. Hokkanen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note the first paragraph of your disclosure. In addition to the matters described in your disclosure, please revise your disclosure to address whether the former accountant's report was modified for any uncertainties, which would include a modification regarding the ability to continue as going concern, if applicable. If there were any report modifications, please describe the nature of each such modification in your disclosure.

2. We note the second paragraph of your disclosure regarding the engagement of the new accountant. Please revise the disclosure to address each of the matters required by Item 304(a)(2) of Regulation S-B, specifically during the past two fiscal years and the interim period up to the date of the report, whether the new accountant was consulted regarding any of the matters outlined in Item 304(a)(2)(i) of Regulation S-B, or any matter that was the subject of a disagreement or reportable event.

3. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

    Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Carlton Tartar at 202.551.3387.

Sincerely,

Carlton Tartar
Staff Accountant